

Mail Stop 3030

May 26, 2016

Via E-Mail
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re: Atkore International Group Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 19, 2016**
> **File No. 333-209940**

Dear Mr. Williamson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.   Please expand your response to prior comment 1 to tell us whether any of the industry or end markets that you serve disproportionately impact your business relative to other industries or end markets.

<u>Certain Relationships and Related Party Transactions, page 127</u>

2.   We note your response to prior comment 6. Please disclose the dispute involving this related-party transaction.

      You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

                               Sincerely,

                               /s/ Russell Mancuso

                               Russell Mancuso
                               Branch Chief
                               Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
    Debevoise & Plimpton LLP